KH 4/25

SEC MAIL PROCESSING SECTION
RECEIVED
APR 19 2011
WASH. D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 46007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2010 (MM/DD/YY) AND ENDING 01/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual money Investments Inc. DBA TriStar Financial

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5718 Westheimer Rd #950
(No. and Street)

Houston (City) TX (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Binkley 713-735-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen M. Gonsoulin Seidel, Schroeder + Co LLP
(Name – *if individual, state last, first, middle name*)

304 East Blue Bell Road (Address) Brenham (City) TX (State) 77833 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11021638

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/25

OATH OR AFFIRMATION

I, William T. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Money Investments DBA Tri-Star Financial, as of January 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHAMIE ORSAK
Notary Public, State of Texas
My Commission Expires
December 28, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEIDEL, SCHROEDER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS ADVISORS

To the Board of Directors
Mutual Money Investments, Inc.
d.b.a. Tri-Star Financial

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Mutual Money Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Mutual Money Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mutual Money Investments, Inc.'s management is responsible for the Mutual Money Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (examined check stubs) noting no differences;

2. Compared the amounts reported on the Form X-17A-5's for the period January 1, 2010 to December 31, 2010, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (client income/expense summary by month for deductions 2c(5) and (9) and schedule of certificate of deposit commissions earned maturing nine months or less from issuance date for 2c(6)) noting the following differences: the Company deducted 2c(9) expense of $6,864.00 when it should have deducted $12,514.10. As a result "Total deductions" should have been $17,396.00 and line 2d "SIPC Net Operating Revenue" should have been $7,497,541.00. Despite this, line 2e "General Assessment @ .0025" was calculated correctly since it appears to have come from a client worksheet. Due to the incorrect reporting, SIPC requested an additional amount due of $14.15 which the Company paid on February 9, 2011. The end result is the Company is overpaid by $14.15 on their 2010 SIPC-7;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (client income/expense summary by month for deductions 2c(5) and (9) and schedule of certificate of deposit commissions earned maturing nine months or less from issuance date for 2c(6)) supporting the adjustments noting no differences other than that explained in 3 above; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed (not applicable.)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sidel, Schroeder & Company

March 31, 2011

LBA

LBA CERTIFIED PUBLIC ACCOUNTANTS, PA